Exhibit 99.1

NetEase Launches Hong Kong Initial Public Offering

HANGZHOU, China — June 1, 2020 — NetEase, Inc. (NASDAQ: NTES) (“NetEase” or “the Company”) today announced the launch of its Hong Kong Public Offering, which forms part of the Global Offering (the “Offering”) of 171,480,000 new ordinary shares (the “Offer Shares” or “Shares”) and listing of its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”) under the stock code “9999.HK.”

The Company’s American depositary shares (“ADSs”), each representing 25 ordinary shares of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Offering will only be able to purchase ordinary shares and will not be able to take delivery of ADSs. Upon listing, the Hong Kong-listed shares will be fully fungible with the ADSs listed on Nasdaq.

The Offering initially comprises 5,150,000 new Shares under the Hong Kong Public Offering and 166,330,000 new Shares for the International Offering, representing approximately 3.0% and 97.0% of the total number of Shares in the Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of any oversubscription in the Hong Kong Public Offering and pursuant to the clawback mechanism as described in the prospectus issued in Hong Kong, the total number of shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 20,580,000 new Shares, representing approximately 12.0% of the Offer Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to purchase up to an additional 25,722,000 new Shares in the International Offering, representing not more than 15.0% of the Offer Shares initially available under the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be not more than HK$126.00 per share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set at a level higher than the Hong Kong Offer Price. The Company will set the International Offer Price by June 5, 2020 Hong Kong time by making reference to, among other factors, the closing price of the ADSs on Nasdaq on the last trading day on or before June 5, 2020 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$126.00 per share. Shares will be traded in board lots of 100 shares.

The Company plans to use the net proceeds from the Offering for globalization strategies and opportunities, fueling continued pursuit of innovation, and general corporate purposes.

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Fully Electronic Application Process for the Hong Kong Public Offering

NetEase has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. As a company which has been highly committed to environmental, social and corporate responsibility matters since its founding, NetEase believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at http://ir.netease.com/.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or apply through the CCASS EIPO service. The Hong Kong Public Offering will commence at 9:00 a.m. on Tuesday, June 2, 2020 Hong Kong time and will close at 12:00 noon on Friday, June 5, 2020 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any question about making applications for the Hong Kong Offer Shares. The hotline number is +852 2862 8646, and will be open from 9:00 a.m. to 9:00 p.m. on Tuesday, June 2, 2020, Wednesday, June 3, 2020 and Thursday, June 4, 2020, and from 9:00 a.m. to 12:00 noon on Friday, June 5, 2020 Hong Kong time.

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CICC, Credit Suisse and J.P. Morgan (in alphabetical order) are the joint sponsors and joint global coordinators for the proposed Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated June 1, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2020, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from China International Capital Corporation Hong Kong Securities Limited, Email: g_prospectus@cicc.com.cn, Credit Suisse (Hong Kong) Limited, Email: newyork.prospectus@credit-suisse.com, or J.P. Morgan Securities (Asia Pacific) Limited, Email: prospectus-eq_fi@jpmchase.com.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated June 2, 2020.

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About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES) is dedicated to providing premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC-client games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the offering and listing will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact for Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

netease@thepiacentegroup.com

Tel: (+1) 212-481-2050

Contact for Media:

Li Ruohan

NetEase, Inc.
globalpr@service.netease.com

Tel: (+86) 571-8985-2668

Alby Wan

Hill+Knowlton Strategies Asia

Alby.Wan@hkstrategies.com

Tel: (+852) 2894 6267